SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF OF 1934

For fiscal year ended December 31, 2004

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN

4101 Winfield Road
Warrenville, IL 60555

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Employee Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
June 9, 2005

EIN 36-1812780
Plan No. 001

BP EMPLOYEE SAVINGS PLAN ———————————————— STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS thousands of dollars

	December 31,

	2004	2003

Investment in the BP Master Trust
for Employee Savings Plans	$8,491,309	$7,762,803

Participant loans	101,604	95,482

Assets available for benefits	$8,592,913	$7,858,285

The accompanying notes are an integral part of these statements.

EIN 36-1812780
Plan No. 001

BP EMPLOYEE SAVINGS PLAN ———————————————— STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004 thousands of dollars

Additions of assets attributed to:
Participant contributions	$209,730
Company contributions	131,665
Rollover contributions	31,771
Net investment gain - BP Master Trust
for Employee Savings Plans	1,023,686
Transfer of assets from other BP
sponsored savings plans	68,408
Loan interest	5,857

Total additions	1,471,117

Deductions of assets attributed to:
Distributions to participants	(736,443)
Transfer of assets to other BP
sponsored savings plans	(46)

Total deductions	(736,489)

Net increase in assets during the year	734,628

Assets available for benefits:

Beginning of year	7,858,285

End of year	$8,592,913

The accompanying notes are an integral part of this statement.

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the BP Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

The Plan, established July 1, 1955, is a defined contribution plan which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, an employee of BP Corporation North America Inc. (the “Company”) or a participating affiliate is eligible to participate in the Plan as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of the Plan. The Company is a wholly owned subsidiary of BP p.l.c. (“BP”). The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper. The Company is the Plan sponsor and the Company’s Senior Vice President, Human Resources is the Plan administrator.

Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax and/or after tax basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants may elect to invest in numerous investment fund options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched by the Company in the form of cash contributions, which were initially invested in the BP Stock Fund during 2004. Effective January 1, 2005, Company contributions are invested in funds selected by participants. Participants are permitted to rollover amounts into the Plan representing distributions from other qualified plans. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan have restrictions or take discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

1. DESCRIPTION OF THE PLAN (continued)

dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to (in thousands of dollars) $450 and $310 during the years ended December 31, 2004 and 2003, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company matching contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

Effective December 31, 2004, the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan and the Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan were merged into the Plan. Assets totaling $47 million were transferred to the Plan on December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit responsive, are valued at contract value which approximates fair value. Money market investments are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants. Participant loans are valued at cost which approximates fair value.

3. PARTICIPANT LOANS

Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

3. PARTICIPANT LOANS (continued)

applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s accounts.

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated November 5, 2003, with respect to its qualified status under Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

5. RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6. MASTER TRUST

All investment assets of the Plan except participant loans are held in the Master Trust with the assets of other BP sponsored savings plans.

The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

The Master Trust holds guaranteed investment contracts and synthetic guaranteed investment contracts in order to achieve certain fixed income objectives and to manage interest rate risk. The crediting interest rates on the contracts ranged from 3.9% to 7.6% at December 31, 2004 (3.7% to 7.6% at December 31, 2003). The average yield earned on the contracts during the year ended December 31, 2004 was 4.2%. The crediting interest rates on synthetic guaranteed investment contracts are generally reset quarterly by the issuer, but can not be less than 0%. The contract values of synthetic guaranteed investment contracts are net of ($6 million) at December 31, 2004 and ($12 million) at December 31, 2003 representing the fair value of the related wrapper contracts. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs qualify as party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2004 amounted to $871 million and $1,197 million, respectively.

In order to provide the BP Stock Fund liquidity, in November 2004, the Company agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. At December 31, 2004, there were no amounts outstanding under the agreement.

As of December 31, 2004 and December 31, 2003, the Plan’s percentage interest in the Master Trust was 98.7% and 98.3%, respectively. The net assets of the Master Trust as of December 31, 2004 and December 31, 2003, and changes in net assets of the Master Trust for the year ended December 31, 2004 are as follows:

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

NET ASSETS
thousands of dollars

	December 31,

	2004	2003

Investments:
BP ADSs	$3,185,260	$2,986,237
Registered investment companies	2,657,274	2,078,502
Common collective trust funds	1,203,099	1,155,675
Money market and short-term
investment funds	860,118	973,201
Synthetic guaranteed investment
contracts	675,461	649,418
Guaranteed investment contracts	28,207	52,856

Total investments	8,609,419	7,895,889

Receivables:
Dividends and interest	418	6
Securities sold	1,355	5,600

Total assets	8,611,192	7,901,495

Accrued liabilities:
Securities purchased	8,859	1,030
Fees and expenses	481	744

Total liabilities	9,340	1,774

Net assets	$8,601,852	$7,899,721

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2004
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$218,778
Rollover contributions	31,946
Company contributions	135,971
Loan repayments	56,103
Interest and dividends	203,650
Transfer of assets from BP Solar 401(k) Plan	20,392
Net realized and unrealized appreciation
in fair value of investments:
BP ADSs	523,478
Registered investment companies	191,249
Common collective trust funds	127,947

Total additions	1,509,514

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	749,248
Loans to participants	56,714
Administrative expenses	1,421

Total deductions	807,383

Net increase in assets during the year	702,131

Net assets:

Beginning of year	7,899,721

End of year	$8,601,852

BP EMPLOYEE SAVINGS PLAN ———————————————— NOTES TO FINANCIAL STATEMENTS (continued)

7. SUBSEQUENT EVENT

Effective April 1, 2005, the BP Solvay Polyethylene North America Savings Plan was merged into the Plan. On April 1, 2005, assets totaling $69.4 million were transferred to the Plan.

EIN: 36-1812780
Plan No. 001

BP EMPLOYEE SAVINGS PLAN ———————————————— Schedule H, Line 4i – Schedule Of Assets (Held At End Of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

* Participant loans	4.00% - 11.25%	N/A	$101,603,696

*	Indicates party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005	BP EMPLOYEE SAVINGS PLAN By Plan Administrator /s/ Simon Drysdale —————————————— Simon Drysdale Senior Vice President, Human Resources BP Corporation North America Inc.

BP EMPLOYEE SAVINGS PLAN ———————————————— EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm